UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40459

Ero Copper Corp.
(Translation of registrant's name into English)

625 Howe Street, Suite 1050
Vancouver, British Columbia V6C 2T6
Canada
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form S-8 (File NO. 333-264821) and Registration Statement on Form F-10 (File NO. 333-274097).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ero Copper Corp.
(Registrant)

Date: February 7, 2025	/s/ Deepk Hundal
Deepk Hundal
SVP, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Meeting and Record Date